BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com



06018405

November 6, 2006

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3026, 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs/ Mesdames:

Re: ULTRA URANIUM CORP. (the "Issuer")
(formerly Buck Lake Ventures Ltd.)
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-1669

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since September 1, 2006:

A. Copies of news releases issued during the relevant period.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY



PER:

GWEN WEGNER
Paralegal

Enclosures



PROCESSED
NOV 15 2006
THOMSON
FINANCIAL

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Ultra Uranium retains First Canadian Capital Corp. for investor relations and closes private placement

Trading Symbol: ULU
Closing Price: $0.335
Shares Outstanding: 9,883,662

VANCOUVER, Oct. 30 /CNW/ - Ultra Uranium Corp. ("Ultra" or the "Company") (TSX.V-ULU) is pleased to announce that it has retained First Canadian Capital Corp. ("First Canadian") as a consultant to provide strategic marketing and corporate communications. Under the terms of the agreement, Ultra will pay First Canadian C$6,000 per month for a six-month initial term and grant 150,000 stock options at an exercise price of C$0.40. First Canadian will assist Ultra in opening productive and continuing dialogue with private investors, analysts, brokers, money managers and other financial professionals.

"We believe the Kalnica-Selec Uranium project has great potential and we are pleased to be part of the team building on the historical exploration and development success of this important uranium property" commented Jason Monaco, President, First Canadian Capital Corp.

Ultra Uranium Corp. is a Canadian mineral exploration company searching for uranium and precious metals that tomorrow's needs are demanding today.

The Kalnica-Selec Uranium Project in Slovakia is Ultra's primary focus as the Company moves to develop the property into an advanced stage uranium exploration project.

Based in Toronto and in business for over a decade, First Canadian Capital Corp. (www.firstcanadiancapital.com) has assisted numerous North American corporations in gaining exposure and recognition within the global investment community.

Private Placement Closed

Ultra has completed an additional $500,000 of its $2,400,000 private placement. The Company has issued 2,000,000 units of its securities at $0.25 per unit, each unit consisting of one common share and one two-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.335 per share. The securities are restricted from trading until February 28, 2007.

Incentive Stock Options

Ultra also announces that it has granted Incentive Stock Options on 1,038,366 shares of the Company's capital stock, exercisable up to two (2) years at a price of $0.40 per share which price is not lower than the last closing price of the Company's shares prior to this announcement less the applicable discount. The options are granted pursuant to the Company's Stock Option Plan and will be subject to applicable regulatory hold periods.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements

including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

%SEDAR: 0006157E

/For further information: First Canadian Capital, at (416)742-5600 or toll free at 1-866-580-8891/
(ULU.)

CO: Ultra Uranium Corp.

CNW 08:00e 30-OCT-06

82-1669

ULTRA URANIUM CORP

501 - 905 West Pender Street, Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Facsimile: (604) 669-5886

Trading Symbol: ULU
October 30, 2006

12g3-2(b): 82-1669
Standard & Poor's Listed

ULTRA URANIUM RETAINS FIRST CANADIAN CAPITAL CORP. FOR INVESTOR RELATIONS

Ultra Uranium Corp. ("Ultra" or the "Company") **(TSX.V-ULU)** is pleased to announce that it has retained First Canadian Capital Corp. ("First Canadian") as a consultant to provide strategic marketing and corporate communications. Under the terms of the agreement, Ultra will pay First Canadian C$6,000 per month for a six-month initial term and grant 150,000 stock options at an exercise price of C$0.40. First Canadian will assist Ultra in opening productive and continuing dialogue with private investors, analysts, brokers and other financial professionals.

"We believe the Kalnica-Selec Uranium project has great potential and we are pleased to be part of the team building on the historical exploration and development success of this important uranium property" commented Jason Monaco, President, First Canadian Capital Corp.

Ultra Uranium Corp. is a Canadian mineral exploration company searching for uranium and precious metals that tomorrow's needs are demanding today.

The Kalnica-Selec Uranium Project in Slovakia is Ultra's primary focus as the Company moves to develop the property into an advanced stage uranium exploration project.

Based in Toronto and in business for over a decade, First Canadian Capital Corp. has assisted numerous North American corporations in gaining exposure and recognition within the global investment community.

Private Placement Closed

Ultra has completed an additional $500,000 of its $2,400,000 private placement. The Company has issued 2,000,000 units of its securities at $0.25 per unit, each unit consisting of one common share and one two-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.335 per share. The securities are restricted from trading until February 28, 2007.

Incentive Stock Options

Ultra also announces that it has granted Incentive Stock Options on 1,038,366 shares of the Company's capital stock, exercisable up to two (2) years at a price of $0.40 per share which price is not lower than the last closing price of the Company's shares prior to this announcement less the applicable discount. The options are granted pursuant to the Company's Stock Option Plan and will be subject to applicable regulatory hold periods.

ULTRA URANIUM CORP.

Per: *"Raymond Roland"*
Raymond Roland
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

82-1669

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Ultra analysing drill holes at Kalnica-Selec uranium deposits in Slovakia

Trading Symbol: ULU

VANCOUVER, Oct. 31 /CNW/ - Ultra Uranium Corp. ("Ultra Uranium") TSX.V-ULU is pleased to provide an exploration update on its 100% owned Kalnica-Selec Uranium deposits in Slovakia.

The Kalnica-Selec Uranium deposits were extensively explored and developed by the former Czechoslovak Government's Uranovy Prieskum, state enterprise "UP". Exploration and development on this 28.91 square kilometer property during this period included radiometric surveys, geological mapping, sampling, trenching, 339 drill holes and exploration adit driving.

Of the 339 drill holes, 171 holes were drilled to a maximum depth of 100 metres and 168 diamond drill holes were drilled to a maximum depth of 680 meters. Exploration also included many pits and trenches and three adits in addition to the diamond drilling.

UP conducted test mining from three adits across mineralized lenses and the mined material was shipped to the former Soviet Union. In the early 1990s, the Kalnica - Selec deposits were abandoned by the government due to low uranium prices. It was acquired by Ultra Uranium in 2005.

Volumes of hard copies of reports, maps, drill logs, drawings, assay data and other information from the past exploration works on the Kalnica - Selec deposits have now been made available to Ultra Uranium from "top secret" information on all uranium workings and prospects in Slovakia. Ultra Uranium intends to make full use of relevant information.

In the first stage, a review of data from 168 diamond drill holes has been completed and data from 65 holes that intersected significant uranium mineralization is being digitized and vectorized. The results from reviewing this data will be used for interpretation and preliminary assessment for reporting of uranium resources at Kelnica-Selec.

In October, 2006, Ultra's consulting geologist completed additional radiometric surveys at Kelnica-Selec in compliance with current exploration expenditure requirements of the Slovak Government.

A 43-101 report on the property is being prepared using historical results and including additional exploration work and analysis of the 65 drill holes, which intersected significant mineralization. This report is expected to be completed soon.

The Kelnica-Selec uranium deposits and Tournigan Gold's Jahodna uranium deposit southeast of Kelnica-Selec are important uranium deposits located in Slovakia that were previously developed under Russian direction in the 1970's and 1980's.

Jahodna, as reported by Tournigan Gold in late March, 2006, contains an inferred resource containing 18.2 million pounds of Uranium Oxide (U_3O_8) hosted within 1.25 million tonnes of material with an average grade of 0.66% U_3O_8 at a cutoff of 0.035% U_3O_8.

Ultra Uranium's Kelnica-Selec is located approximately 200 kms east of the nearest uranium processing operation. The Kelnica-Selec is subject to an NSR as outlined in an agreement dated June 29, 2005.

Dr. Bohumil Molak, P.Geo, is the qualified person for this project and has reviewed this news release.

ULTRA URANIUM VENTURES LTD.

Per: "Raymond Roland"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors: This news release may contain information about adjacent

properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

%SEDAR: 00006157E

/For further information: please contact the company at 1-888-880-2288 or ir(at)ultrauranium.com/
(ULU.)

CO: Ultra Uranium Corp.

CNW 09:25e 31-OCT-06